                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 4

                        MIDCOAST ENERGY RESOURCES, INC.
                     (Successor to Nugget Oil Corporation)
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   59563W104
                                 (CUSIP Number)

                                Robert G. Reedy
                            Porter & Hedges, L.L.P.
                           700 Louisiana, Suite 3500
                           Houston, Texas 77002-2764
                                 (713) 226-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 28, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 59563W104                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stevens G. Herbst
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          367,496
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      367,496
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
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                                                                     Page 3 of 5

ITEM 1.  SECURITY AND ISSUER.

     This statement is filed with respect to shares of common stock, par value $.01 per share (the "Common Stock"), of Midcoast Energy Resources, Inc., a Nevada corporation formerly known as Nugget Oil Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1100 Louisiana, Suite 2950, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Stevens G. Herbst ("Mr. Herbst").

     There has been no change in the information contained in Item 2 of the
Schedule 13D filed by Mr. Herbst on September 20, 1996, File No. 96-000030, SEC File No. 005-46931 (the "Original 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     There has been no change in the information contained in Item 3 of the Original 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The transaction that gave rise to this filing was the consummation of a public offering of 3,460,000 shares of Common Stock of the Issuer, consisting of 3,370,000 shares sold by the Issuer and 90,000 shares sold by two selling shareholders (the "Selling Shareholders"), pursuant to a Purchase Agreement, dated May 24, 1999, among the Issuer, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., Prudential Securities Incorporated (collectively, the "Representatives"), as representatives of the several underwriters named therein (the "Underwriters"), and the Selling Shareholders (the "Purchase Agreement"). Mr. Herbst was one of the Selling Shareholders and sold 40,000 shares of Common Stock of the Issuer in said offering.

     Except as set forth above, there has been no change in the information contained in Item 4 of the Original 13D.
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                                                                     Page 4 of 5

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Herbst is the owner, beneficially or of record, of 367,496 shares of Common Stock of the Issuer (approximately 3.5% of the outstanding shares of Common Stock of the Issuer) as of the date hereof. The 367,496 shares consist of 345,107 shares owned by Mr. Herbst individually, 1,407 shares held in the Issuer's 401(k) plan, 14,850 shares issuable to Mr. Herbst upon exercise of vested options, and 6,132 shares owned by Rainbow Investments Company, which is controlled by Mr. Herbst.

(b) Chase Bank of Texas, N.A., as successor to Texas Commerce Bank National Association, has the sole power to vote all of Mr. Herbst's 367,496 shares of Common Stock of the Issuer (assuming exercise of the option to purchase 14,850 shares described in Item 5(a) above) pursuant to the Voting Proxy Agreement described in Item 6 of the Original 13D.

(c) Except as described herein, Mr. Herbst has not engaged in any transaction in the Common Stock of the Issuer during the past 60 days.

     Except for the foregoing, there has been no change in the information contained in Item 5 of the Original 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Herbst was a party to the Purchase Agreement described in Item 4 above. Pursuant to the Purchase Agreement, the Underwriters purchased 3,460,000 shares of Common Stock of the Issuer, including 40,000 shares from Mr. Herbst, at a price per share of $15.4325, for resale to the public at a price per share of $16.3125. Pursuant to the Purchase Agreement, the Underwriters have an overallotment option to purchase up to an additional 519,000 shares from the Company on the same terms.

     Except for the foregoing, there has been no change in the information contained in Item 6 of the Original 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Purchase Agreement, dated May 24, 1999, among the Issuer, the
          Representatives and the Selling Shareholder (Incorporated by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K, filed May 28, 1999, File No. 001-11977).


                            [SIGNATURE PAGE FOLLOWS]
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                                                                     Page 5 of 5

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 1999


                                        /s/ Stevens G. Herbst
                                        ---------------------
                                        Stevens G. Herbst